PATRICK J. MALONEY

312.807.4265

pmaloney@bellboyd.com

Direct Fax: 312.827.8037

February 8, 2009

VIA PDF EMAIL AND EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Nicholas Panos, Esq.
Senior Special Counsel

Attention:	Mellissa Campbell Duru, Esq.
Attorney-Advisor

Re:	Tier Technologies, Inc.
Revised Preliminary Proxy Statement filed on Schedule 14A filed January 28, 2009 by Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy
File No. 1-33475

Ladies and Gentlemen:

On behalf of Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy (collectively, “Discovery”), and pursuant to our discussion by telephone on Friday, February 6, 2009 with Mr. Nicholas Panos and Ms. Mellissa Duru, we are setting forth certain supplemental analysis with respect to Response No. 1 of Discovery to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Patrick J. Maloney of this firm, dated February 2, 2009 (the “Comment Letter”), commenting on the revised preliminary proxy statement of Discovery relating to Tier Technologies, Inc. (the “Company”) that was filed with the Commission on January 28, 2009 (the “Revised Preliminary Proxy Statement”).

This response has been reviewed and approved by Discovery.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Revised Preliminary Proxy Statement.

Supplemental Research and Analysis for Response 1:  In response to the Staff’s concern that the ability to cumulate votes in a proxy’s discretion is not a discretionary authority permitted by the federal proxy rules and thus requires specific authority that can be conferred only by it being voted upon by stockholders as a separate proposal at the Stockholder Meeting, we would bring to the Staff’s attention the following additional background material that we have identified through further research:

Additional Research Regarding Historical Background of Cumulative Voting Provisions under the Proxy Rules. On August 13, 1979, the Commission proposed certain amendments to the proxy rules.  Securities Exchange Act Release No. 16104 (August 13, 1979) (the “Proposing Release”).  In the Proposing Release, the Commission proposed new Rule 14a-4(b)(2) which provided that “[i]f security holders have cumulative voting rights, the form of proxy may provide, by boxes or otherwise, a means for the security holder to grant discretionary authority to have his votes cumulated and voted by the proxyholder for any nominees other than nominees against whom the security holder has voted.” (emphasis added) .  In commenting on this provision, the Commission stated:

As discussed more fully below, shareholders in certain corporations may have cumulative voting rights in an election of directors.  The Commission recognizes that if there is a contest with respect to an election of directors in any such corporation, in order to fully reflect the intention of shareholders who vote, it may be necessary for the proxyholders, using their discretion, to cumulate and vote shares among the nominees who have not received negative votes.  The Commission believes that it may be appropriate to provide that the grant of such authority to proxyholders be made explicit.  Therefore, proposed Rule 14a-4(b)(2) also provides that if security holders have cumulative voting rights, the form of proxy may provide a means for the security holder to grant discretionary authority to have his shares cumulated and voted for any nominees other than nominees the security holder has voted against.

The relevant sections of the Proposing Release are attached hereto.

In adopting final rules, the aforementioned provision of Rule 14a-4(b)(2) was eliminated.  See Securities Exchange Act Release No. 16356 (November 21, 1979) (the “Final Release”).  In eliminating this provision, Commission noted that:

the commentators correctly pointed out, this aspect of the rule was permissive in nature, and issuers presently can provide for such authority on the form of proxy if they desire to do so.

The relevant section of the Final Release is attached hereto.

The language in these releases strongly indicates to us that in cases where discretionary authority to cumulate and vote shares among nominees is solicited, the proxy card should include language, a box or other means to indicate the stockholder’s individual grant of that authority to the proxy holders to cumulate and vote shares among the nominees, on a discretionary basis.  Nothing in the Proposing Release or Final Release indicates the Commission believed the grant of such authority would have to be acted on by the stockholders collectively as a separate proposal at a stockholder meeting.

Discovery believes its current form of proxy card is adequate to meet the requirements of the proxy rules on cumulative voting, as embodied in prior Staff practice.  Through a search of the EDGAR database, we have found no proxy card that actually included a separate box to authorize the proxy holders to cumulate votes in their discretion.  Instead, it appears that the Staff, as a matter of practice, has found to be adequate proxy cards that clearly indicate that the proxy holders have, absent contrary instructions, authority to cumulate and allocate the vote of the shares subject to the proxy.

However, if necessary to conclude this matter on Monday, February 9, 2009, Discovery would be willing to consider adding a specific box to its proxy card authorizing cumulation and voting in the proxies’ discretion, if it can obtain comfort on Monday from its proxy solicitor that this additional requirement can be accommodated on the brokers’ omnibus proxies.  Discovery would also request that the Company be required to add the same box to preserve parity between the proxy contestants.

Additional Research and Analysis on Cumulative Voting Rights.  We would bring to the Staff’s attention the following:

1.               In an election of directors in which cumulative voting is not authorized, stockholders may only engage in what the Delaware courts have termed “straight voting.”  See Standard Scale & Supply v. Chappel 141 A. 191, 192-193 (Del. 1928).  Under straight voting, each director nominee for which authority to vote is not withheld by the stockholder casting its vote by proxy or ballot receives a number of votes from the stockholder equal to the number of votes that the stockholder is entitled to cast based on the shares voted and such shares voting rights.  In the Standard Scale decision, a stockholder purported to cumulate votes for four persons in an election for seven directors.  Standard Scale’s certificate of incorporation did not permit cumulative voting, and therefore the Delaware Supreme Court held that each of the four named persons received the number of votes equal to the number of shares held by the stockholder.

2.               With respect to the proxy contest involving the Company, straight voting is not possible since the Board of Directors, Discovery and the other shareholder nominating directors, Parthenon, have each designated a short slate.  The Board of Directors has proposed seven nominees, Discovery has proposed two nominees, and Parthenon has indicated it will nominate two nominees.  Thus, assuming every proxy obtained or ballot delivered states that it will cumulate votes, such proxy or ballot will cumulate them in a manner that is other than in accordance with straight voting.  For instance, a stockholder who delivers the Board of Directors a proxy card voting 100 shares for all nominees will have 900 votes (100 shares times 9 director seats) to be allocated, and thus some or all of the nominees will receive more votes than they would receive under straight voting.

3.               Thus, cumulative voting when coupled with a short slate by its very nature implies a non-proportional allocation of votes.  The need to allocate the votes of shares cumulatively voted in such a situation is intrinsic to, and inseparable from, the act of actually voting those shares.

4.               Further, since the Commission permitted proponents to propose short slates but declined to require a universal ballot in the election of directors, a stockholder with cumulative voting rights has only two practical alternatives, neither of which involves straight voting, unless the stockholder is willing to attend the Stockholder Meeting:  either (i) vote for a preordained split of votes determined by the proponent that is disclosed on a proxy card or (ii) give the proxy holder authority to cumulate and allocate the votes in its discretion.  Neither one of these ends up with straight voting and we can not see as a policy matter that either avoids or mitigates any abuse that the Commission was trying to avoid in placing limits on discretionary voting, since both approaches involve a determination by a third party (the proponent or proxy holder) as to how votes will be allocated.

Alternative Course of Action Proposed.  We hope the foregoing additional information will resolve this comment.  However, if the Staff does not believe it will be in the position by the close of business on Monday, February 9, 2009 (including because of inadequate time to consider the matter) to determine that it does not object with our position that the grant of discretionary cumulative voting rights as contemplated by the Revised Preliminary Proxy Statement and proxy card is permitted by the federal proxy rules, Discovery would request that the Staff so advise Discovery.  Discovery would then propose to proceed with the following course of action:

1.               Discovery would not plan to include a proposal permitting discretionary cumulative voting (a “Discretionary Cumulative Voting Proposal”) in the proxy statement and proxy card, because (i) such a proposal cannot be submitted in compliance with the Company’s advance notice bylaw and thus can be ruled out of order at the Stockholder Meeting and (ii) because Discovery is concerned such a proposal would further confuse stockholders in this situation.

2.               Discovery’s proxy statement and proxy card will state that the votes of the grantor of the proxy will, on a non-discretionary basis, be (i) cumulated and (ii) allocated on a 50/50 basis among the Discovery Group Nominees (unless the stockholder withholds authority from a particular nominee in which case they will be cumulated and voted for the other nominee); provided that if the Board of Directors proposes a Discretionary Cumulative Voting Proposal at the Stockholder Meeting and such a proposal is approved by stockholders, then the proxy would permit the proxy holders to allocate the votes in their discretion.

3.               Discovery would request that the Staff require that the Company in its proxy statement and proxy card to seek proxy authority in the manner described in paragraph 2. above and specifically identify how the votes of shares represented by the proxies that it obtains will be cumulated and voted among its nominees, assuming a Discretionary Cumulative Voting Proposal is not submitted to the Stockholder Meeting and approved.

4.               Discovery would request that the Staff require that the Company, if it presents a Discretionary Cumulative Voting Proposal at the Stockholder Meeting, make such Discretionary Cumulative Voting Proposal applicable to all proxies solicited for the meeting, not merely those solicited on behalf of the Company’s Board of Directors.

5.               Discovery would request to the Staff not inhibit Discovery from allocating cumulative votes in its discretion with respect to the shares for which it is the beneficial owner.  Discovery intends to obtain a proxy from its broker, the record holder of the shares that are beneficially owned by Discovery, that will permit Discovery to allocate the votes of such shares in the proxy holder’s discretion when voting at the Stockholder Meeting.  We do not believe any policy or legal purpose is served by not permitting Discovery to vote its own shares as it chooses at the Stockholder Meeting, notwithstanding this proxy card will differ from that delivered to other stockholders.

If the alternative is necessary, Discovery would request a brief call with the Staff to confirm that each of the aforementioned items is acceptable to it and will be observed by the Company as well.

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If you have any questions regarding these responses or wish to discuss them, please contact me at (312) 807-4265.

Very truly yours,

/s/ Patrick J. Maloney

Patrick J. Maloney

Michael R. Murphy
Discovery Equity Partners, L.P.

PJM:adt